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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The9 Limited

Full Name of Registrant
N.A.

Former Name if Applicable
Building No. 3, 690 Bibo Road, Zhang Jiang Hi-Tech Park, Pudong New Area, Pudong

Address of Principal Executive Office (Street and Number)
Shanghai 201203, People’s Republic of China

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On April 16, 2009, The9 Limited (“The9” or the “Company”) announced that it had learned that Blizzard Entertainment’s World of Warcraft would be licensed to another China-based online game company following the expiration of the license agreement between Blizzard Entertainment and the Company on June 7, 2009. World of Warcraft accounts for a substantial majority of The9’s revenue. The Company is finalizing its financial reporting treatment and related disclosures resulting from the non-renewal as reflected in its financial statements as of and for the year ended December 31, 2008.
As a result of the non-renewal of the World of Warcraft license agreement, as well as taking into consideration certain other events that occurred subsequent to year-end in connection with certain other licensed games and lower than expected operating performance of one of its games, the Company will record impairment and certain other charges in its financial statements for the year ended December 31, 2008. As a result of these charges, net income for the year ended December 31, 2008 presented in its annual report on Form 20-F is expected to be between 55% and 75% lower than net income for the same period presented in the Form 6-K filed by the Company on February 24, 2009. The Company intends to file the Form 20-F on or before July 15, 2009.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

George Lai	(86-21)	5172-9990
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the non-renewal of the World of Warcraft license agreement, as well as taking into consideration certain other events that occurred subsequent to year-end in connection with certain other licensed games and lower than expected operating performance of one of its games, the Company will record impairment and certain other charges in its financial statements for the year ended December 31, 2008. As a result of these charges, net income for the year ended December 31, 2008 presented in the Company’s annual report on Form 20-F is expected to be between 35% and 60% lower than the net income for the corresponding period of its last fiscal year.

The9 Limited
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 1, 2009	By	/s/ Jun Zhu

Jun Zhu
Chairman and Chief Executive Officer